Exhibit 77H

On March 31, 2005, Julius Baer completed the sale of its North American private banking business to UBS AG. As a result of this transaction, UBS AG acquired a greater than 5% stake of the Julius Baer Global Equity Fund Inc. As of April 1, 2005, UBS AG held 3,724,041 or 34.21% Class A shares of the Julius Baer Global Equity Fund Inc. As of April 1, 2005, UBS AG held 780,844,649 or 18.33% Class I shares of the Julius Baer Global Equity Fund Inc.